SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

StoneMor Partners L.P.
(Name of Issuer)

Common Units Representing Limited Partnership Interests
(Title of Class of Securities)

86183Q100
(CUSIP Number)

Axar Capital Management, LP

1330 Avenue of the Americas, 30th Floor

New York, NY 10019

(212) 356-6137

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,384,970
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,384,970
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,384,970
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,384,970
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,384,970
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,384,970
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,384,970
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,384,970
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,384,970
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 5 of 9 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2"), and Amendment No. 3 filed with the SEC on October 29, 2018 ("Amendment No. 3," and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the Common Units Representing Limited Partnership Interests (the "Common Units"), of StoneMor Partners L.P., a Delaware limited partnership (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 4, 5(a)-(c), 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Units reported herein were derived from general working capital of the Axar Vehicles. A total of approximately $50,146,433 was paid to acquire the Common Units reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 4, 2019, certain funds affiliated with the Investment Manager (the "Axar Lenders") entered into an eighth amendment and waiver (the "Eighth Amendment and Waiver") to the Issuer's pre-existing Credit Agreement, dated as of August 4, 2016, and as further amended restated, supplemented or otherwise modified from time to time (the "Credit Agreement"), with the Issuer’s principal operating company subsidiary, StoneMor Operating LLC (the "StoneMor Operating"), Capital One, National Association, as administrative agent ("Capital One"), and certain other borrower and lender parties thereto. Pursuant to the Eighth Amendment and Waiver, the Credit Agreement was amended (the "Amended Credit Agreement") and the Axar Lenders became parties thereto as "Tranche B Revolving Lenders" thereunder.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 6 of 9 Pages

As Tranche B Lenders, under the terms of the Eighth Amendment and Waiver and the Amended Credit Agreement, the Axar Lenders have agreed to provide to StoneMor Operating and each of its subsidiaries that are party to the Amended Credit Agreement from time to time (the "Borrowers") a last-out financing credit facility in the maximum aggregate principal amount of up to $35 million (the "Tranche B Revolving Commitment"), subject to certain terms, conditions and adjustments, including, among other things, that the availability of borrowings in excess of $25 million principal amount in the aggregate are subject to delivery of a satisfactory fairness opinion. On February 4, 2019, in connection with the closing of the Eight Amendment and Waiver, StoneMor Operating borrowed $15 million of the Tranche B Revolving Commitment net of an original issue discount of $700,000 such that StoneMor Operating received cash proceeds of $14.3 million. Under the terms of the Amended Credit Agreement, any loans outstanding under the Tranche B Revolving Commitment bear an interest rate of 8.00% per annum, with interest paid quarterly. The Tranche B Revolving Commitment will mature one business day following the earlier of (i) May 1, 2020 and (ii) the date that is six months prior to the earliest scheduled maturity date of any unsecured indebtedness incurred by the Issuer prior to June 12, 2018.

The Eighth Amendment and Waiver and Amended Credit Agreement provide for certain additional amendments to the Credit Agreement, including: (i) that the Issuer and StoneMor Operating shall use their reasonable best efforts to consummate a conversion of the Issuer into a Subchapter C-corporation by no later than May 15, 2019 in a manner previously determined by the Issuer, StoneMor Operating, Capital One, and the Investment Manager, and (ii) that StoneMor Operating shall (a) retain Carl Marks & Co. or another consultant of recognized national standing reasonably acceptable to Capital One (the "Consultant") to, among other things, assist StoneMor Operating in further developing its financial planning and analysis function, prepare a detailed analysis of general and administrative expenses and other overheard, and develop suggested cost reductions and cost savings initiatives, (b) cause the Consultant to be available, in a commercially reasonable manner, to Capital One and its advisors, and the Axar Lenders, and (c) cause the Consultant to present a monthly written update on progress achieved with respect to the Consultant's responsibilities to Capital One and the lenders under the Amended Credit Agreement (including the Axar Lenders) and to answer any questions from Capital One or any such lenders.

In addition, on February 4, 2019, in connection with entering into the Amended Credit Agreement, the Investment Manager, on behalf of the Tranche B Revolving Lenders, entered into a letter agreement with the Borrowers (the "Letter Agreement"), pursuant to which the Borrowers have agreed to pay the Axar Lenders as additional interest an amount equal to $700,000, payable upon the occurrence of certain conditions, including (i) payment in full of the loans made under the Tranche B Revolving Commitment, (ii) prepayment of Tranche B Revolving Commitment loans, (iii) a termination or reduction of the Tranche B Revolving Commitments, if, after giving effect to such reduction or termination and any concurrent prepayment of the loans under such commitments, the sum of the aggregate Tranche B Revolving Commitments and the credit exposure for the Axar Lenders would equal $0, and (iv) the termination of the Amended Credit Agreement at any time, for any reason.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 7 of 9 Pages

In addition, on February 4, 2019, the Axar Entities entered into a First Amendment to the VSA (the "VSA First Amendment") with the ACII Entities, the General Partner, and the Issuer (the "Amending Parties"), pursuant to which certain standstill restrictions in the VSA were amended to allow the Axar Entities to acquire beneficial ownership of any class or series of equity interest in the Issuer, including Common Units (the "Partnership Securities") not in excess of 27.49% of any class of Partnership Securities then outstanding (the "27.49% Limit"). Also on February 4, 2019, the Amending Parties entered into a First Amendment to the Director Voting Agreement (the "DVA First Amendment"), pursuant to which certain standstill restrictions in the Director Voting Agreement were amended to allow the Axar Entities to acquire beneficial ownership of Partnership Securities not in excess of the 27.49% Limit.

The foregoing descriptions are summaries of the Eighth Amendment and Waiver, the Amended Credit Agreement, the Letter Agreement, the VSA First Amendment and the DVA First Amendment, and such summaries do not purport to be complete, and thus are qualified in their entireties by reference to the full texts of such documents. The form of the Eighth Amendment and Waiver (which includes the relevant amendments to the Amended Credit Agreement as an exhibit) is referenced as Exhibit 5 to this Schedule 13D and is incorporated herein by reference. The forms of each of the Letter Agreement, the VSA First Amendment, and the DVA First Amendment, which are referenced as Exhibit 6, Exhibit 7, and Exhibit 8 to this Schedule 13D, respectively, are also incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	The percentages used in this Schedule 13D are calculated based upon 37,958,645 Common Units reported to be outstanding as of June 20, 2018 in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on July 17, 2018.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Units and percentage of the Common Units beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the Common Units effected were effected in the past sixty days by the Reporting Persons.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 8 of 9 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated, as follows:

The Reporting Persons may be deemed to have economic exposure to an additional 1,462,272 Common Units pursuant to certain cash-settled equity swaps each between an Axar Vehicle and a broker-dealer counterparty. The cash-settled equity swaps shall continue until terminated as elected by the parties, and currently have an initial reference termination date of June 20, 2022. The reference prices for such swaps range from $4.3358 to $7.5565. The Reporting Persons do not have voting power or dispositive power with respect to the Common Units referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 5	Form of Eighth Amendment and Waiver to Credit Agreement, dated February 4, 2019 (incorporated by reference to Exhibit 10.2 of the Form 8-K, filed by the Issuer on February 4, 2019).

Exhibit 6:	Form of Letter Agreement, dated February 4, 2019.

Exhibit 7:	Form of First Amendment to the Voting and Support Agreement, dated February 4, 2019.

Exhibit 8:	Form of First Amendment to the Nomination and Director Voting Agreement, dated February 4, 2019.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 5, 2019

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD

EXHIBIT 6

Letter Agreement

STONEMOR PARTNERS L.P.
STONEMOR OPERATING LLC
3600 Horizon Blvd., Suite 100
Trevose, Pennsylvania 19053

dated as of February 4, 2019

CONFIDENTIAL

Each of the Tranche B Revolving Lenders

listed on the signature pages hereto and each of their successors and assigns

Re: LETTER AGREEMENT

Ladies and Gentlemen:

Reference hereby is made to that certain Credit Agreement, dated as of August 4, 2016 (as amended by First Amendment to Credit Agreement, dated as of March 15, 2017, as further amended by Second Amendment and Limited Waiver to Credit Agreement, dated as of July 26, 2017, as further amended by Third Amendment and Limited Waiver to Credit Agreement, dated as of August 16, 2017, as further amended by Fourth Amendment to Credit Agreement, dated as of September 29, 2017, as further amended by Fifth Amendment to Credit Agreement, effective as of September 29, 2017, as further amended by Sixth Amendment and Waiver to Credit Agreement, dated as of June 12, 2018, as further amended by Seventh Amendment and Waiver to Credit Agreement, dated as of July 13, 2018, as further amended by Eighth Amendment And Waiver To Credit Agreement, dated as of February 4, 2019, and as further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among by and among StoneMor Operating LLC (the “Administrative Borrower”), the other borrowers party thereto (collectively with the Administrative Borrower, the “Borrowers”), the lenders party thereto from time to time, Capital One, National Association, as administrative agent, issuing bank and swingline lender, Citizens Bank of Pennsylvania, as syndication agent, and TD Bank, N.A. and Raymond James Bank, N.A., as co-documentation agents. Capitalized terms used herein but not specifically defined herein shall have the meanings ascribed to them in the Credit Agreement.

In connection with the Credit Agreement, the Borrowers hereby agree to pay to the Administrative Agent for the account of Tranche B Revolving Lenders the Additional Amount (as set forth below).

In the event of (a) a repayment in full of the Tranche B Revolving Loans pursuant to Section 2.09 of the Credit Agreement or otherwise, (b) a prepayment in full of the Tranche B Revolving Loans pursuant to Section 2.10 of the Credit Agreement or otherwise, (c) a termination or reduction of the Tranche B Revolving Commitments pursuant to Section 2.08 of the Credit Agreement if, after giving effect to such reduction or termination and any concurrent prepayment of the Tranche B Revolving Loans in accordance with Section 2.10 of the Credit Agreement, the sum of the aggregate Tranche B Revolving Commitments and Tranche B Revolving Credit Exposures would equal $0, or (d) the termination of the Credit Agreement at any time, for any reason, including (i) termination of the Credit Agreement or the Tranche B Revolving Commitments upon the election of the Administrative Agent, or at the request of the Required Lenders, after the occurrence and during the continuation of an Event of Default (or, in the case of the occurrence of any Event of Default described in clauses (h) or (i) of Article VII of the Credit Agreement, automatically upon the occurrence thereof), (ii) foreclosure and sale of Collateral, (iii) sale of Collateral in any proceeding under any Debtor Relief Law, or (iv) restructure, reorganization, or compromise of the Obligations by the confirmation of a plan of reorganization or any other plan of compromise, restructure, or arrangement in any proceeding under any Debtor Relief Law, then, in view of the impracticability and extreme difficulty of ascertaining the actual amount of damages to the Tranche B Revolving Lenders or profits lost by the Tranche B Revolving Lenders as a result of such termination, and by mutual agreement of the parties as to a reasonable estimation and calculation of the lost profits or damages of the Tranche B Revolving Lenders, the Borrowers shall pay to the Administrative Agent for the account of the Tranche B Revolving Lenders ratably, additional interest (the “Additional Amount”) in an amount equal to $700,000, provided that, notwithstanding the above, the Additional Amount shall not be payable until after the Tranche A Revolving Credit Facility Termination Date.

The Borrowers shall pay all amounts due and payable hereunder as set forth in Section 2.18 of the Credit Agreement. All payments hereunder shall be made by the Borrowers without set-off or counterclaim and shall be subject to Section 2.17 of the Credit Agreement.

Each Borrower hereby acknowledges and agrees that (i) the Additional Amount payable hereunder is non-refundable and fully earned on the date such amount is due and payable as provided above, (ii) the Additional Amount payable hereunder constitutes Obligations and is in addition to any other amounts payable by the Loan Parties under the Credit Agreement or any other Loan Document, and (iii) this letter agreement shall constitute a "Loan Document".

This letter agreement is the Tranche B Letter Agreement referred to in the Credit Agreement, shall be construed under and governed by the laws of the State of New York applicable to contracts made and to be performed in the State of New York, and may be executed in any number of counterparts and by different parties on separate counterparts. Each of such counterparts shall be deemed to be an original, and all of such counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed counterpart of this letter agreement by facsimile or electronic mail shall be equally effective as delivery of a manually executed counterpart. This letter agreement may not be amended or otherwise modified unless the same shall be in writing and signed by the parties hereto. If this letter agreement becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury.

[signature pages follow]

Very truly yours,
Administrative Borrower:

STONEMOR OPERATING LLC

By: ____________________________________
Name:
Title:

Partnership:

STONEMOR PARTNERS L.P.
By: STONEMOR GP LLC, as its General Partner

By: ____________________________________
Name:
Title:

ALLEGHANY MEMORIAL PARK SUBSIDIARY, INC.

ALTAVISTA MEMORIAL PARK SUBSIDIARY, INC.

ARLINGTON DEVELOPMENT COMPANY

AUGUSTA MEMORIAL PARK PERPETUAL CARE COMPANY

BIRCHLAWN BURIAL PARK SUBSIDIARY, INC.

BRONSWOOD CEMETERY, INC.

CEDAR HILL FUNERAL HOME, INC.

CEMETERY INVESTMENTS SUBSIDIARY, INC.

CHAPEL HILL ASSOCIATES, INC.

CHAPEL HILL FUNERAL HOME, INC.

COLUMBIA MEMORIAL PARK SUBSIDIARY, INC.

CORNERSTONE FAMILY INSURANCE SERVICES, INC.

CORNERSTONE FAMILY SERVICES OF NEW JERSEY, INC.

CORNERSTONE FAMILY SERVICES OF WEST VIRGINIA

SUBSIDIARY, INC.

COVENANT ACQUISITION SUBSIDIARY, INC.

COVINGTON MEMORIAL FUNERAL HOME, INC.

COVINGTON MEMORIAL GARDENS, INC.

ELOISE B. KYPER FUNERAL HOME, INC.

FOREST LAWN GARDENS, INC.

FOREST LAWN MEMORY GARDENS, INC.

FOREST LAWN MEMORIAL CHAPEL, INC.

GLEN HAVEN MEMORIAL PARK SUBSIDIARY, INC.

HENRY MEMORIAL PARK SUBSIDIARY, INC.

KIRIS SUBSIDIARY, INC.

KIRK & NICE, INC.

KIRK & NICE SUBURBAN CHAPEL, INC.

LAKEWOOD/HAMILTON CEMETERY SUBSIDIARY, INC.

LAKEWOOD MEMORY GARDENS SOUTH SUBSIDIARY, INC.

LAUREL HILL MEMORIAL PARK SUBSIDIARY, INC.

LAURELWOOD HOLDING COMPANY

LEGACY ESTATES, INC.

LOEWEN [VIRGINIA] SUBSIDIARY, INC.

LORRAINE PARK CEMETERY SUBSIDIARY, INC.

By: ___________________________________________________
Name:
Title:

MODERN PARK DEVELOPMENT SUBSIDIARY, INC.

OAK HILL CEMETERY SUBSIDIARY, INC.

OSIRIS HOLDING FINANCE COMPANY

OSIRIS HOLDING OF MARYLAND SUBSIDIARY, INC.

OSIRIS HOLDING OF RHODE ISLAND SUBSIDIARY, INC.

OSIRIS MANAGEMENT, INC.

OSIRIS TELEMARKETING CORP.

PERPETUAL GARDENS.COM, INC.

PRINCE GEORGE CEMETERY CORPORATION

PVD ACQUISITIONS SUBSIDIARY, INC.

ROCKBRIDGE MEMORIAL GARDENS SUBSIDIARY COMPANY

ROSE LAWN CEMETERIES SUBSIDIARY, INCORPORATED

ROSELAWN DEVELOPMENT SUBSIDIARY CORPORATION

RUSSELL MEMORIAL CEMETERY SUBSIDIARY, INC.

SHENANDOAH MEMORIAL PARK SUBSIDIARY, INC.

SIERRA VIEW MEMORIAL PARK

SOUTHERN MEMORIAL SALES SUBSIDIARY, INC.

SPRINGHILL MEMORY GARDENS SUBSIDIARY, INC.

STEPHEN R. HAKY FUNERAL HOME, INC.

STAR CITY MEMORIAL SALES SUBSIDIARY, INC.

STITHAM SUBSIDIARY, INCORPORATED

STONEMOR ALABAMA SUBSIDIARY, INC.

STONEMOR CALIFORNIA, INC.

STONEMOR CALIFORNIA SUBSIDIARY, INC.

STONEMOR GEORGIA SUBSIDIARY, INC.

STONEMOR HAWAII SUBSIDIARY, INC.

STONEMOR NORTH CAROLINA FUNERAL SERVICES, INC.

STONEMOR OHIO SUBSIDIARY, INC.

STONEMOR PUERTO RICO CEMETERY AND FUNERAL, INC.

STONEMOR TENNESSEE SUBSIDIARY, INC.

STONEMOR WASHINGTON, INC.

SUNSET MEMORIAL GARDENS SUBSIDIARY, INC.

SUNSET MEMORIAL PARK SUBSIDIARY, INC.

TEMPLE HILL SUBSIDIARY CORPORATION

THE VALHALLA CEMETERY SUBSIDIARY CORPORATION

VIRGINIA MEMORIAL SERVICE SUBSIDIARY CORPORATION

W N C SUBSIDIARY, INC.

WICOMICO MEMORIAL PARKS SUBSIDIARY, INC.

WILLOWBROOK MANAGEMENT CORP.

By: ___________________________________________________
Name:
Title:

ALLEGHANY MEMORIAL PARK LLC

ALTAVISTA MEMORIAL PARK LLC

BIRCHLAWN BURIAL PARK LLC

CMS WEST LLC

CMS WEST SUBSIDIARY LLC

CEMETERY INVESTMENTS LLC

CEMETERY MANAGEMENT SERVICES, L.L.C.

CEMETERY MANAGEMENT SERVICES OF OHIO, L.L.C.

COLUMBIA MEMORIAL PARK LLC

CORNERSTONE FAMILY SERVICES OF WEST VIRGINIA LLC

CORNERSTONE FUNERAL AND CREMATION SERVICES LLC

COVENANT ACQUISITION LLC

GLEN HAVEN MEMORIAL PARK LLC

HENLOPEN MEMORIAL PARK LLC

HENLOPEN MEMORIAL PARK SUBSIDIARY LLC

HENRY MEMORIAL PARK LLC

JUNIATA MEMORIAL PARK LLC

KIRIS LLC

LAKEWOOD/HAMILTON CEMETERY LLC

LAKEWOOD MEMORY GARDENS SOUTH LLC

LAUREL HILL MEMORIAL PARK LLC

LOEWEN [VIRGINIA] LLC

LORRAINE PARK CEMETERY LLC

MODERN PARK DEVELOPMENT LLC

OAK HILL CEMETERY LLC

OSIRIS HOLDING OF MARYLAND LLC

OSIRIS HOLDING OF PENNSYLVANIA LLC

OSIRIS HOLDING OF RHODE ISLAND LLC

PLYMOUTH WAREHOUSE FACILITIES LLC

PVD ACQUISITIONS LLC

ROLLING GREEN MEMORIAL PARK LLC

ROCKBRIDGE MEMORIAL GARDENS LLC

ROSE LAWN CEMETERIES LLC

ROSELAWN DEVELOPMENT LLC

RUSSELL MEMORIAL CEMETERY LLC

SHENANDOAH MEMORIAL PARK LLC

SOUTHERN MEMORIAL SALES LLC

SPRINGHILL MEMORY GARDENS LLC

STAR CITY MEMORIAL SALES LLC

STITHAM LLC

By: ___________________________________________________
Name:
Title:

STONEMOR ALABAMA LLC

STONEMOR ARKANSAS SUBSIDIARY LLC

STONEMOR CEMETERY PRODUCTS LLC

STONEMOR COLORADO LLC

STONEMOR COLORADO SUBSIDIARY LLC

STONEMOR GEORGIA LLC

STONEMOR HAWAIIAN JOINT VENTURE GROUP LLC

STONEMOR HAWAII LLC

STONEMOR HOLDING OF PENNSYLVANIA LLC

STONEMOR ILLINOIS LLC

STONEMOR ILLINOIS SUBSIDIARY LLC

STONEMOR INDIANA LLC

STONEMOR INDIANA SUBSIDIARY LLC

STONEMOR IOWA LLC

STONEMOR IOWA SUBSIDIARY LLC

STONEMOR KANSAS LLC

STONEMOR KANSAS SUBSIDIARY LLC

STONEMOR KENTUCKY LLC

STONEMOR KENTUCKY SUBSIDIARY LLC

STONEMOR MICHIGAN LLC

STONEMOR MICHIGAN SUBSIDIARY LLC

STONEMOR MISSISSIPPI LLC

STONEMOR MISSISSIPPI SUBSIDIARY LLC

STONEMOR MISSOURI LLC

STONEMOR MISSOURI SUBSIDIARY LLC

STONEMOR NORTH CAROLINA LLC

STONEMOR NORTH CAROLINA SUBSIDIARY LLC

STONEMOR OHIO LLC

STONEMOR OKLAHOMA LLC

STONEMOR OKLAHOMA SUBSIDIARY LLC

STONEMOR OREGON LLC

STONEMOR OREGON SUBSIDIARY LLC

STONEMOR PENNSYLVANIA LLC

STONEMOR PENNSYLVANIA SUBSIDIARY LLC

STONEMOR PUERTO RICO LLC

STONEMOR PUERTO RICO SUBSIDIARY LLC

STONEMOR SOUTH CAROLINA LLC

STONEMOR SOUTH CAROLINA SUBSIDIARY LLC

STONEMOR WASHINGTON SUBSIDIARY LLC

STONEMOR WISCONSIN LLC

STONEMOR WISCONSIN SUBSIDIARY LLC

By: ___________________________________________________
Name:
Title:

SUNSET MEMORIAL GARDENS LLC

SUNSET MEMORIAL PARK LLC

TEMPLE HILL LLC

THE VALHALLA CEMETERY COMPANY LLC

TIOGA COUNTY MEMORIAL GARDENS LLC

VIRGINIA MEMORIAL SERVICE LLC

WNCI LLC

WICOMICO MEMORIAL PARKS LLC

WOODLAWN MEMORIAL PARK SUBSIDIARY LLC

By: ___________________________________________________
Name:
Title:

STONEMOR FLORIDA LLC STONEMOR FLORIDA SUBSIDIARY LLC

By: ___________________________________________________
Name:
Title:

CORNERSTONE TRUST MANAGEMENT SERVICES LLC

By: ___________________________________________________
Name:
Title:

EXECUTION VERSION

Accepted and agreed to
as of the date first above written:

STAR V PARTNERS LLC,
as a Tranche B Revolving Lender

By: Axar Capital Management LP,
its investment manager

By:
	Name:	Andrew Axelrod
	Title:	Authorized Signatory

BLACKWELL PARTNERS LLC – SERIES E
solely with respect to the assets for which
Axar Capital Management LP acts as its investment manager,
as a Tranche B Revolving Lender

By:
	Name:	Andrew Axelrod
	Title:	Authorized Signatory
Axar Capital Management LP,
its investment manager

AXAR MASTER FUND, LTD.,
as a Tranche B Revolving Lender

By:
	Name:	Andrew Axelrod
	Title:	Authorized Signatory
Axar Capital Management LP,
its investment manager

EXHIBIT 7

Form of First Amendment to the Voting and Support Agreement

This FIRST AMENDMENT TO VOTING AND SUPPORT AGREEMENT (this “Amendment”) is entered into on February 4, 2019 (the “Execution Date”), by and among Axar Capital Management, LP, a Delaware limited partnership (“Axar”), Axar GP, LLC, a Delaware limited liability company (“Axar GP”), Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership (the “Axar Funds,” and together with Axar and Axar GP, the “Axar Entities”), Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors, LLC (“ACII”), and StoneMor GP Holdings LLC, a Delaware limited liability company (“GP Holdings” and together with ACII, the “ACII Entities”) and StoneMor GP LLC, a Delaware limited liability company (the “Company”) and StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”). The Axar Entities, the ACII Entities, the Company, the Partnership and each Permitted Transferee (as hereinafter defined) are sometimes referred to herein collectively as the “Parties,” and individually as a “Party.”

RECITALS

1.	The Parties entered into that certain Voting and Support Agreement on September 27, 2018 (the “Agreement”).
2.	Pursuant to Section 5.2 of the Agreement, the Agreement may be amended in writing by the Parties.
3.	The Parties desire to make certain amendments to the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article I
AMENDMENTS

1.1       Restrictions on Transfers and Other Actions. Section 1.3(a) of the Agreement is hereby amended and restated in its entirety as follows:

“Each of the ACII Entities and the Axar Entities hereby agrees that, from the date hereof until the Expiration Date, it shall not, and shall cause its Affiliates not to, directly or indirectly, except in connection with the consummation of the Reorganization or as expressly contemplated by the Merger Agreement, (i) Transfer any Securities Beneficially Owned or owned of record by such Party or such Party’s Affiliates; provided, however, that the foregoing restriction shall not apply to Transfers between or among a Party and its Affiliates (each, a “Permitted Transferee”) provided that, in the case of a Transfer from a Party to one or more of such Party's Affiliates, such transferee executes and delivers to the

Company a joinder agreement in the form of Exhibit B hereto, (ii) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy, consent or power of attorney with respect thereto that is inconsistent with this Agreement, (iii) initiate, participate in, or knowingly encourage or facilitate any litigation or other proceeding challenging or seeking to enjoin or prevent the Reorganization or the Merger Agreement or any Merger Proposal, or (iv) acquire additional Securities in the Partnership if such acquisition could cause such Party, together with its Affiliates (other than the Company and its Affiliates), to own beneficially in excess of 19.99%, with respect to the ACII Entities, or 27.49%, with respect to the Axar Entities, of any Partnership Securities (as defined in the Partnership Agreement) of any class then outstanding; provided, however, that Axar, ACII and their respective Affiliates shall have the right to participate pro rata, based on their respective ownership percentage of the issued and outstanding equity interests of the Partnership, in any equity capital raise of the Partnership or its Affiliates (unless such participation could cause such Party, together with its Affiliates (other than the Company and its Affiliates), to own beneficially in excess of 19.99%, with respect to the ACII Entities, or 27.49%, with respect to the Axar Entities, of any Partnership Securities of any class then outstanding). In addition, each of the Axar Entities hereby agrees that, from the date hereof until the Expiration Date, it shall not, and shall cause its Affiliates not to, directly or indirectly, except in connection with the consummation of the Reorganization or as expressly contemplated by the Merger Agreement and the Nomination and Director Voting Agreement by and among the Company, the Axar Entities and the ACII Entities (the "Director Voting Agreement") and provided that the Company is not in breach of the Merger Agreement and the Company and the ACII Entities are not in breach of the Director Voting Agreement, in each case which breach is not cured within ten (10) days following receipt by the breaching party of written notice of such breach, (v) participate in solicitations of proxies with respect to any Securities of the Partnership, (w) except with the prior consent of the Company, make public announcements regarding the Reorganization or other extraordinary transactions involving the Partnership or its Affiliates, (x) seek representation on the board of directors of the Company (the “Company Board”) or take any actions to control or influence management of the Company or the Company Board, (y) participate in, create or join any “group” within the meaning of Section 13(d)(3) of the Exchange Act, with respect to any Securities, or (z) agree to take or publicly propose any of the foregoing actions. For purposes of this Agreement, “Transfer” means directly or indirectly, to sell, transfer (by gift or otherwise), assign, pledge, encumber or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer (by gift or otherwise), assignment, pledge, encumbrance or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise). Any Transfer in violation of this Section 1.3 shall be null and void.”

Article II
MISCELLANEOUS PROVISIONS

2.1       Certain Defined Terms. Capitalized terms used in this Amendment that are not defined in the text of the body of this Amendment shall have the meanings given such terms in the Agreement.

2.2       No Other Amendments. All provisions of the Agreement, unless amended by this Amendment, shall remain unchanged.

2.3       Counterparts. This Amendment may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.4       Miscellaneous. Sections 5.1 through 5.13 of the Agreement shall apply to this Amendment mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the day and year first above written.

AXAR CAPITAL MANAGEMENT, LP

By: Axar GP, LLC, its general partner

By: ____________________________________
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: ____________________________________
Name: Andrew Axelrod
Title: Sole Member

AXAR MASTER FUND, LTD.

By: ____________________________________
Name: Andrew Axelrod
Title: Authorized Person

ROBERT B. HELLMAN, JR., AS TRUSTEE UNDER THE VOTING AND INVESTMENT TRUST AGREEMENT FOR THE BENEFIT OF AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

By: ____________________________________
Name: Robert B. Hellman, Jr.
Title: Trustee

STONEMOR GP HOLDINGS LLC

By: ____________________________________
Name: Robert B. Hellman, Jr.
Title: Authorized Person

STONEMOR PARTNERS L.P.

By: StoneMor GP LLC, its general partner

By: ____________________________________
Name: Joseph M. Redling
Title: President and Chief Executive Officer

EXHIBIT 8

Form of First Amendment to the Director Voting Agreement

THIS FIRST AMENDMENT TO NOMINATION AND DIRECTOR VOTING AGREEMENT (this “Amendment”) is entered into on February 4, 2019 (the “Execution Date”), by and among StoneMor GP LLC, a Delaware limited liability company and the general partner of the Partnership (“GP”), Axar Capital Management, LP, a Delaware limited partnership (“Axar”), Axar GP LLC, a Delaware limited liability company (“Axar GP”), Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership (together with Axar and Axar GP, the “Axar Entities”), StoneMor GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), and Robert B. Hellman, Jr., as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors LLC (“ACII,” and, together with GP Holdings, the “ACII Entities” and, collectively with the Axar Entities, the “Principal Stockholders”). The Principal Stockholders and GP are referred to herein as the “Parties” and each as a “Party.”

RECITALS

1.	The Parties entered into that certain Nomination and Director Voting Agreement on September 27, 2018 (the “Agreement”).
2.	Pursuant to Section 5(e)(ii) of the Agreement, the Agreement may be amended in writing by the Parties.
3.	The Parties desire to make certain amendments to the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article III
AMENDMENTS

3.1       Standstill. Section 3(a)(ii) of the Agreement is hereby amended and restated in its entirety as follows:

“acquire or propose to acquire additional Common Stock or other securities of the Company or any securities of its subsidiaries; provided, however, that the foregoing shall not prohibit the acquisition or proposal to acquire additional Common Stock or other Company securities that in the aggregate, together with such Party’s and its Affiliates’ beneficial ownership of any other Common Stock or other securities of the Company, does not cause such Party’s and its Affiliates’ aggregate beneficial ownership to exceed nineteen and ninety-nine hundredths percent (19.99%) with respect to the ACII Entities, or twenty-seven and forty-nine hundredths percent (27.49%) with respect to the Axar Entities of either the outstanding Common Stock or the voting power of the outstanding securities of the Company; provided, further, that the foregoing shall not prohibit and the

Principal Stockholders shall have the right to participate pro rata, based on their respective beneficial ownership percentage of the outstanding Common Stock, in any equity capital raise by the Company or any of its subsidiaries;”

Article IV
MISCELLANEOUS PROVISIONS

4.1       Certain Defined Terms. Capitalized terms used in this Amendment that are not defined in the text of the body of this Amendment shall have the meanings given such terms in the Agreement.

4.2       No Other Amendments. All provisions of the Agreement, unless amended by this Amendment, shall remain unchanged.

4.3       Counterparts. This Amendment may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.4       Miscellaneous. Section 5 of the Agreement shall apply to this Amendment mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the day and year first above written.

STONEMOR GP LLC

By: ___________________________________
Name: Joseph M. Redling
Title: President and Chief Executive Officer

STONEMOR GP HOLDINGS, LLC

By: ___________________________________
Name: Robert B. Hellman, Jr.
Title: Authorized Person

AXAR CAPITAL MANAGEMENT, LP

By: Axar GP, LLC, its general partner

By: ___________________________________
Name: Andrew Axelrod
Title: Sole Member

AXAR GP LLC

By: ___________________________________
Name: Andrew Axelrod
Title: Sole Member

AXAR MASTER FUND, LTD.

By: ___________________________________
Name: Andrew Axelrod
Title: Authorized Person

ROBERT B. HELLMAN, JR., AS TRUSTEE UNDER THE VOTING AND INVESTMENT TRUST AGREEMENT FOR THE BENEFIT OF AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

By: ___________________________________
Name: Robert B. Hellman, Jr.
Title: Trustee